EXHIBIT 99.1

Osisko Announces Preliminary Q1 2023 Deliveries and Provides Company Update

MONTRÉAL, April 06, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its first quarter 2023 deliveries, revenues, cash margin and recent asset advancements. All monetary amounts included in this report are expressed in Canadian dollars, unless otherwise noted.

PRELIMINARY Q1 2023 RESULTS

Osisko earned approximately 23,111 attributable gold equivalent ounces1 (“GEOs”) in the first quarter of 2023.

Osisko recorded preliminary revenues from royalties and streams of $59.6 million during the first quarter and preliminary cost of sales (excluding depletion) of $4.0 million, resulting in a quarterly cash margin2 of approximately $55.6 million (or 93%).

Osisko also repaid an amount of $15.0 million under its revolving credit facility during the first quarter of 2023 whilst the cash balance increased to $119.1 million, resulting in a net debt position of $15.9 million as at March 31, 2023.

Sandeep Singh, President and CEO of Osisko, commented: “Osisko remains exceptionally well positioned for a record year. We expect to see deliveries grow over the year as our Q1 seasonal impact is behind us, as core assets continue to ramp up, and with the expected addition of currently accruing silver ounces ahead of a CSA transaction close. Moreover, the recent catalysts in our portfolio are truly significant. Whether it’s the untapped regional potential of Canadian Malartic beginning to take shape, the upcoming final investment decision for Hermosa, the ongoing advancement of the high-grade Windfall project, the burgeoning copper-porphyry potential at Tintic, the emergence of our NSR value on the Corvette lithium deposit, or a multitude of other meaningful catalysts, our portfolio is positioned to create value for shareholders for an extended period.”

Osisko will provide full production and financial details with the release of its first quarter 2023 results after market close on Wednesday May 10th, 2023 followed by a conference call and webcast on Thursday, May 11th at 10am ET. More details are provided at the end of this release.

RECENT ASSET ADVANCEMENTS AND UPCOMING CATALYSTS

CSA (100% Silver Stream - Pending Transaction Closing)

Osisko Bermuda Limited (“OBL”), a wholly owned subsidiary of the Corporation, has entered into binding agreements with Metals Acquisition Corp (“MAC”) with respect to a silver stream (the “Silver Stream”) and backstop copper stream (the “Copper Stream”) on the producing CSA mine (“CSA”) in New South Wales, Australia.

Pursuant to the Silver Stream agreement, MAC will deliver OBL refined silver equal to 100% of payable silver produced from CSA for the life of the mine. The economic effective date of the Silver Stream is February 1, 2023. OBL will make an upfront deposit on closing of US$75 million which will be increased by US$15 million if the average silver price exceeds $25.50 per ounce over the 10 business day period immediately prior to closing. Between 2019-2021, annual payable silver production from CSA averaged ~431,000 ounces, or ~5,700 gold equivalent ounces annually (based on commodity prices on December 22, 20221).

Pursuant to the Copper Stream agreement, OBL will provide an upfront deposit of up to US$75 million on account of future deliveries of refined copper referenced to production from CSA. MAC may draw the Copper Stream deposit in whole or in part to fund any shortfall in the equity financing required to complete the acquisition of the mine. If the full deposit is drawn, OBL will be entitled to receive refined copper equal to 3.0% of payable copper from CSA until the 5th anniversary of the closing date (the “First Threshold Stream”), then 4.875% of payable copper until 33,000 metric tonnes have been delivered in aggregate (the “Second Threshold Stream”), and thereafter 2.25% for the remaining life of mine. Between 2019-2021, annual copper production from CSA averaged ~43,000 metric tonnes. Based on historical production levels, average gold equivalent ounces deliverable under the First Threshold Stream and the Second Threshold Stream would equate to between ~5,700 to 9,300 ounces annually (based on commodity prices on December 22, 20221).

Proceeds from the Silver Stream deposit and Copper Stream deposit will be used to partially fund MAC’s acquisition of CSA from Glencore International AG (the “Acquisition Transaction”). Closing of the Silver Stream and Copper Stream are subject to, among other things, closing of the Acquisition Transaction. Closing of the Acquisition Transaction is now expected in the second quarter of 2023.

Canadian Malartic Update (5% NSR royalty on open pit and 3-5% NSR royalty on underground)

On March 31st, Agnico Eagle Mines Limited’s (“Agnico Eagle”) announced the completion of its acquisition of Yamana Gold Inc.'s Canadian assets for a closing value of approximately US$3 billion. Agnico Eagle now owns 100% of the Canadian Malartic mine.

In 2023, Canadian Malartic production is expected to be sourced from the Canadian Malartic pit, the Barnat pit and the Odyssey mine, complemented by ore from the low grade stockpiles. Mining from the Canadian Malartic pit is expected to be completed late in the first half of 2023 and the Odyssey underground mine is forecast to gradually ramp-up production in 2023. The first production blast was carried out at a depth of 310 metres at the Odyssey South Mine in late March. The mill throughput is forecast to remain at approximately 51,500 tonnes per day in an effort to optimize the production profile and cash flows during the transition to processing ore from the underground Odyssey project.

Starting in 2028, the Canadian Malartic mill will have up to 40,000 tonnes per day of excess capacity. Agnico Eagle is evaluating opportunities to further increase the mill throughput up to 60,000 tonnes per day through leveraging a number of near surface and underground opportunities in and around the property. In its recent fourth quarter and full year 2022 conference call, Agnico Eagle highlighted that the Canadian Malartic Complex has the potential to be a plus 1 million ounce a year producer for decades to come, between ore available at the mine site and external opportunities.

Opportunities on the Canadian Malartic property that could provide additional mill feed include:

  Odyssey South Internal zones and the Jupiter Zone
  The East Gouldie Corridor from surface to a depth of 600 metres
  The East Malartic mine area below 600 metres depth
  East Amphi
  Midway
  Rand Malartic, Camflo and LTA (not covered by an Osisko royalty)

At Canadian Malartic, Agnico Eagle expects to spend approximately US$21.8 million in 2023 for 164,000 metres of drilling. Exploration at the Odyssey project includes 102,000 metres of drilling with four objectives: continued drilling into East Gouldie to convert additional Inferred mineral resources to Indicated mineral resources towards the outer portions of the deposit; testing the immediate extensions of East Gouldie to the west and at shallower depths; continued conversion drilling into extensions of the Odyssey South deposit; and further investigation of Odyssey's internal zones. Approximately 40,000 metres of drilling is planned for what Agnico Eagle believes are highly prospective gold targets along the Barnat and East Gouldie corridors on the Canadian Malartic and Rand Malartic properties. The remaining 22,000 metres of exploration drilling is planned at the adjacent Camflo property. The Camflo and Rand Malartic properties are not covered by an Osisko royalty but would be subject to the $0.40 per tonne milling fee payable to Osisko on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

Beyond the opportunities on the property, Agnico Eagle is evaluating the potential to transport ore from Upper Beaver to Canadian Malartic (approximately 5,000 tonnes per day) starting in 2030. Various scenarios are being evaluated by Agnico Eagle to potentially truck ore to the main rail line (a distance of approximately 7.0 kilometres) and then transport it by train to the Canadian Malartic mill for processing (a distance of approximately 130 kilometres). Agnico Eagle is also evaluating the potential to utilize the excess mill capacity to process ore from other properties in the Kirkland Lake region, including Upper Canada and Anoki-McBean. The Upper Canada property currently hosts 722,000 ounces of gold in Measured and Indicated mineral resources (10.4 million tonnes grading 2.15 g/t gold) and an additional 1.86 million ounces of gold in Inferred mineral resources (18.6 million tonnes grading 3.11 g/t gold). These projects, as well as the AK deposit, which is expected to produce 20,000 to 40,000 ounces of gold per year starting in 2024, are all covered by a 2% net smelter return (“NSR”) royalty in favour of Osisko. Additionally, these opportunities would be subject to the $0.40 per tonne milling fee, if processed through the Canadian Malartic mill. See Figure 1 for a map highlighting the regional synergy potential.

Figure 1: Agnico Eagle Properties Highlighting Regional Synergy Potential

Mantos Blancos (100% Silver Stream)

On March 20th, Capstone Copper Corp. (“Capstone”) announced a new Sustainable Development Strategy and the adoption of GHG Emissions reduction targets to support their commitment to responsible copper production. The strategy identifies five initial priorities with milestones, goals and targets for each.

  Climate: Reduce GHG emissions from fuel and power by 30% by 2030
  Water: Reduce freshwater consumption intensity by 2030
  Tailings: Adopt the Global Industry Standard for Tailings Management by 2026
  Biodiversity: Establish a Biodiversity Standard and assess all sites by 2025
  Communities: Establish a Social Performance Standard and asses all sites by 2025

Commercial production has been declared at the Mantos Blancos Concentrator Debottlenecking Project. The key focus for the ramp-up remains the plant's availability, and in particular on mechanical compliance with respect to preventative maintenance and systems. Design work is underway on a feasibility study for the Phase II expansion, expected to be released in the second half of 2023, to utilize the unused capacity in the plant to increase the throughput from the current design of 7.3 million tonnes per year to 10 million tonnes per day.

Eagle Gold Mine (5% NSR Royalty)

On April 5th, Victoria Gold Corp. (“Victoria”) announced production of 37,619 ounces of gold during the first quarter of 2023 at the Eagle Gold mine (“Eagle”). While gold production was seasonally low, as expected, results represent a 55% increase in production versus the same period last year and importantly, tonnes stacked on the heap leach pad were 133% higher than the first quarter of 2022.

Victoria’s first quarter operations plan for 2023 included a ramp up to full stacking of ore on the heap leach pad. Prior to 2023, there was a cessation of stacking during the first quarter due to seasonally cold temperatures. Victoria has successfully demonstrated year-round stacking of ore on the heap leach pad is both technically feasible and operationally achievable. Both gold grade and metallurgical recovery continue to reconcile well against the Eagle reserve model.

On February 24th, Victoria released an updated technical report at Eagle, including an updated Life of Mine plan. Summary highlights include average gold production of 202,000 ounces per year over the first 8 years, with peak production of 219,000 in 2025 and a throughput increase to steady-state level of 11.5 million tonnes per year during 2025. Ultimate Life of Mine recovery is projected to be 76.2% and over 2.0 million ounces of gold are forecast to be produced over the remaining mine life. Increased production is achievable utilizing the existing crushing and conveying circuit and mining fleet. The Eagle orebody continues to reconcile extremely well with the reserve model and gold production is in line with original recovery expectations.

A notable improvement from the 2019 Eagle Technical Report has been increasing the crush size from a target P80 of 6.5 mm to 12-14 mm with no appreciable reduction in gold recovery. In addition, the total leach time is longer than initially estimated and operational results indicate that the ultimate gold recovery will likely be modestly higher than the recovery projected in the 2023 Eagle Technical Report.

The mineral inventory for Eagle and Olive remain comparable to the 2019 Eagle Technical Report Reserves after depletion with Proven and Probable Reserves of 124 million tonnes of 0.65 g/t for 2.58 million ounces of gold. The decrease in tonnage from the 2019 mineral reserves represents depletion from mining through December 31, 2022 and minor differences from cut-off grade adjustments. Since the commencement of operations, the Eagle Mineral Reserve estimate has reconciled well to mining actuals.

Seabee (3% NSR Royalty)

On February 22nd, SSR Mining Inc. announced fourth quarter and annual production numbers for 2022 from Seabee of 24,709 ounces of gold and 136,125 ounces of gold, respectively. 2022 gold production was a record in Seabee’s 30-year operating life. 2023 guidance of between 100,000 – 110,000 ounces is expected to be 55% weighted to the second half of the year as processed grades are expected to be lower in the first and second quarters of 2023 before improving in the second half.

Lamaque (1% and 2.5% NSR Royalty)

Eldorado Gold Corporation (“Eldorado”) announced 2023 guidance and a five year production outlook. Lamaque is forecast to produce between 170,000-180,000 ounces of gold in 2023, 180,000-190,000 ounces in 2024, 175,000-185,000 ounces in 2025 and 180,000-200,000 ounces in 2026 and 2027.

On March 30th, Eldorado reported completion of over 31,000 metres of resource expansion drilling and over 21,000 metres of resource conversion drilling at the Ormaque deposit. Assay results include numerous high-grade intercepts to the east of, and below the current resource area, some representing extensions to known mineralized zones and some related to newly identified mineralized zones. These include 2.5 metres of 20.47 g/t gold located 200 meters east of the current resource and 1.6 metres of 54.01 g/t gold located 40 metres east of the current resource.

Drilling at Ormaque in 2023 will include 27,000 metres of underground resource conversion drilling within existing Inferred mineral resources, and approximately 10,000 metres of surface drilling testing step-outs to the east of and below the known deposit.

The recent development of the 650-level exploration drift at the Triangle Mine provides access to deeper platforms for resource expansion and resource conversion drilling of the Lower Triangle deposit. Approximately 17,600 metres of resource conversion drilling is planned for 2023, mainly targeting areas of Inferred mineral resources in the C7 zone but also extending locally to test more sparsely drilled areas of deeper mineralized zones. There are also approximately 13,000 metres of underground exploration drilling planned from platforms along the Sigma-Triangle decline, testing multiple conceptual targets and step-outs from previous high-grade drill intercepts. All of these areas are covered by Osisko’s 1% NSR royalty.

Several regional targets are expected to be drill tested this year adjacent to the previously mined deposits at the Lac Herbin, Ferderber and Dumont mines and various early-stage targets mainly within the Bourlamaque Batholith. These regional targets are covered by Osisko’s 2.5% NSR royalty.

Ermitaño (2.0% NSR Royalty)

On February 23rd, First Majestic Silver Corp. (“First Majestic”) announced fourth quarter and annual production results highlighting continued strong metal production from the Ermitaño mine. Ermitaño achieved commercial production and its second highest quarter of production in the fourth quarter. In 2023, First Majestic expects to transition to 100% of production from Ermitaño compared to 60% of the 2022 plant feed at the Santa Elena processing plant. Underground development in 2023 will focus exclusively in the Ermitaño mine to achieve 2,500 tonnes per day of underground ore extraction and infill drilling will be focused on converting Inferred mineral resources to Indicated mineral resources.

Windfall Gold Project (2-3% NSR Royalty)

On March 29th, Osisko Mining Inc. (“Osisko Mining”) announced submission of its Environmental Impact Assessment for the Windfall Project, an important milestone highlighting the start of the permitting and authorization process for the project ahead of a production decision in 2024.

On March 16th, Osisko Mining announced that it has signed a definitive agreement with Miyuukaa Corp. (“Miyuukaa”), a wholly-owned corporation of the Cree First Nation of Waswanipi, with respect to the construction of proposed transmission facilities and the transport of hydroelectric power to the Windfall Project. Construction work commenced during the first quarter of 2023 and is projected to take 12 months to complete.

Fifteen rigs are active underground and at surface performing a combination of infill and exploratory drilling. The exploration ramp is currently at 640 metres vertical depth, and over 13 kilometres length underground. Nine drills are active on the exploration ramp, and the advance towards the fourth bulk sample (the 800 metre level Lynx 4 sample) is planned to resume in the second half of 2023.

Osisko Development Update

On March 2nd, Osisko Development Corp. (“Osisko Development”) announced the closing of a bought deal financing for an aggregate 7.8 million units at a price of $6.60 per unit for aggregate gross proceeds of $51.8 million, including the full exercise of the over-allotment option. Net proceeds are intended to advance the development of Osisko Development’s main projects, being the Tintic Project and the Cariboo Gold Project, and for general corporate purposes. After closing of this offering, Osisko owns 39.9% of Osisko Development.

In January 2023, Osisko Development announced an initial mineral resource estimate for the Trixie deposit, on the Tintic property. Measured and Indicated mineral resources were estimated at 213,000 ounces of gold and 385,000 ounces of silver (236,000 tonnes grading 28.08 g/t gold and 50.77 g/t silver) and Inferred mineral resources were estimated at 243,000 ounces of gold and 530,000 ounces of silver (385,000 tonnes grading 19.64 g/t gold and 42.82 g/t silver). Approximately 62% of the 1,390 metre Trixie portal underground decline ramp to the 625 level has been completed to date. The decline will significantly improve access to the underground workings, enable bulk extraction at higher tonnage, expand potential underground exploration target areas and provide sufficient flexibility to complete additional programs targeting mineral resource growth potential beyond the 625 level.

In January 2023, Osisko Development announced feasibility study results for the Cariboo Gold Project (“Cariboo”). The study highlighted a phased 12 year mine life producing, on average, 163,695 ounces of gold per year. Phase 1 envisions a 1,500 tonne per day operation producing 72,501 ounces of gold for the first three years and Phase 2 of 4,900 tonnes per day producing 193,798 ounces of gold per year for the remaining mine life. Osisko Development anticipates completion of the Environmental Assessment in the third quarter of 2023 for receipt of final permits in the first quarter of 2024.

While Osisko Development continues to expect to receive the final permits for full scale operation at San Antonio, the timeline to obtain final permits is not yet defined considering the recent statements made by certain Mexican government officials on open-pit mine permit issuances.

Hermosa (1% NSR Royalty)

In the first half of fiscal year 2023, South32 Limited (“South32”) invested US$96 million (of the budgeted US$250 million for 2023) at Hermosa on critical path dewatering infrastructure and study work, ahead of a final investment decision on the Taylor zinc-lead-silver deposit, expected in mid 2023.

South32 also announced that they have confirmed the opportunity for Hermosa’s Clark deposit to supply battery-grade manganese into the growing North American electric vehicle supply chain. Multiple work streams are currently underway to unlock value including metallurgical test work and bulk sample collection to support the pilot plant production, which is expected to start and operate from mid-2023 onward, exploring potential synergies between the Taylor and Clark deposits; an updated JORC Mineral Resource estimate is expected mid 2023.

Pine Point (3.0% NSR Royalty)

On February 22nd, Osisko Metals Incorporated announced a joint venture with a subsidiary of Appian Natural Resources Fund III LP (“Appian”) for the advancement of the Pine Point Project. Appian is investing up to C$100 million, over four years, to earn up to a 60% interest in Pine Point. The announcement signifies a significant de-risking event and should cover all the costs required to bring the asset to a shovel-ready status. When in production, and based on the 2022 preliminary economic assessment, Pine Point has the potential to add approximately 9,000 GEOs per annum to Osisko’s production profile.

Casino (2.75% NSR Royalty)

On March 24th, Western Copper and Gold (“Western Copper”) announced a strategic equity investment by Mitsubishi Materials Corporation (“Mitsubishi”) of approximately 5.0% of shares outstanding, representing another strong endorsement of the project. Western Copper will use the proceeds of the strategic investment to advance the project and to fund specific areas of study, developed with input from Mitsubishi, with the aim of progressing to a development phase for the Casino Project. This recent endorsement, post the May 2021 investment by Rio Tinto Canada Inc., is another strong signal of the importance of the Casino project, which has the potential of becoming another flagship asset for Osisko.

Patriot Battery Metals (2% NSR Royalty on Lithium covering the majority of drilled area)

On March 29th, Patriot Battery Metals Inc. announced another sixteen holes from its winter 2023 drill program at Corvette targeting the eastward extension of the high-grade Nova Zone in the eastern area of the CV5 Pegmatite. All holes reported are located on Osisko’s royalty ground, although a portion of the high-grade Nova Zone and CV5 lie outside Osisko’s royalty claims. The recent drilling has extended the zone along strike by a further 400 metres. CV5 has now been traced over 3.15 kilometres and remains open along strike at both ends and to depth along most of the length. Results include 83.7 metres at 3.13% Li2O including 19.8 metres at 5.28% Li2O. Six drill rigs are active at the CV5 Pegmatite.

The primary objectives of the 2023 drill campaign are to further delineate the extent of the CV5 Pegmatite resulting in an initial mineral resource estimate scheduled for the second quarter of 2023, as well as infill drilling to refine the geological model to achieve indicated mineral resource confidence to support a Pre-Feasibility Study.

Tocantinzinho Gold Project (0.75% Royalty)

On March 6th, G Mining Ventures Corp. (“G Mining”) announced that construction at the Tocantinzinho Gold Project remains on track and on budget for commercial production in the second half of 2024. Advancements include detailed engineering, procurement, equipment delivery, workforce ramp up, construction, and progress on open pit mining. As of January 31st, 2023, detailed engineering is 62% complete and overall project procurement has progressed to 88% completion. Expenditures and schedule are tracking in line with the Feasibility Study from February 2022. G Mining anticipates completion of detailed engineering through the first half of 2023 and the issuance of an inaugural ESG report in 2023 ahead of commercial production in the latter half of 2024.

Marimaca Copper (1% NSR Royalty)

On February 6th, Marimaca Copper Corp. (“Marimaca”) announced final results from its 2022 drill campaign. Results comprised 2,762 metres of drilling, across 12 holes, located in the central Marimaca Oxide Deposit (“MOD”) and target pit-wall areas, for geotechnical purposes, around the perimeter of the MOD. Geotechnical holes were drilled to gather geotechnical information but all holes intersected significant, near surface, mineralized zones with grades at or well above the average for the October 2022 mineral resource estimate. Highlights from drilling include 346 metres at 0.71% Total Copper (“CuT”) including 90 metres at 1.22% CuT and 140 metres at 0.50% CuT including 12 metres at 1.89% CuT. Marimaca has finalized plans for its 2023 exploration program, which will follow-up on previously released hole MAD-22, which intersected primary sulphides (92 metres at 2.11% CuT).

West Kenya (2.0% NSR Royalty)

On February 22nd, Shanta Gold Limited (“Shanta”) announced an updated mineral resource estimate for the Ramula deposit at the West Kenya project following the completion of its 2022 drill program. Ramula currently has an Indicated, pit constrained resource estimate of 5.3 million tonnes grading 2.43 g/t for 416,700 ounces of gold. The whole West Kenya project now hosts Indicated mineral resources of 7.3 million tonnes of 4.86 g/t for 1.14 million ounces of gold and Inferred mineral resources of 2.5 million tonnes of 7.6 g/t for 0.62 million ounces of gold. Planned drilling in 2023 and 2024 will be focused on targets adjacent to Ramula that aim to deliver substantial resource additions and new discoveries. Shanta management is reviewing permitting, plant location, mining sequencing and an accelerated timeline to full economic assessment.

Amulsar (4.22% Gold Stream, 62.5% Silver stream, 81.9% Gold Offtake)

On February 22nd, Lydian Armenia CJSC (“Lydian”), the Eurasian Development Bank (“EDB”) and the government of Armenia signed a Memorandum of Understanding pursuant to which the parties agreed to take specific steps and measures which are necessary for the restart of construction of the Amulsar project. As part of the agreement, the government of Armenia has agreed to provide certain guarantees, including a financial guarantee to the EDB and a local bank, who will provide a construction loan to Lydian for up to US$150 million. Lydian continues to seek an operating entity to restart construction of Amulsar.

Altar (1.0% NSR Royalty)

On March 1st, Aldebaran Resources Inc. (“Aldebaran”) reported drilling results at the Altar copper-gold project including 1,167.5 metres of 0.43% copper and 0.05 g/t gold, including 418.0 metres of 0.61% copper and 0.05 g/t gold. The hole was drilled into a previously untested area between Altar Central and Altar East and highlights the potential for the deposit to continue to gain size and scale.

The Altar deposit currently hosts Measured and Indicated mineral resources of 11.4 billion pounds of copper and 3.4 million ounces of gold (1.2 billion tonnes at 0.43% copper and 0.09 g/t gold) and Inferred mineral resources of 1.7 billion pounds of copper and 0.4 million ounces of gold (189 million tonnes of 0.42% copper and 0.06 g/t gold). In the third quarter of 2022, a subsidiary of South32 made a strategic investment into Aldebaran for approximately 9.9% of the shares outstanding.

ADDITIONAL HIGHLIGHTS

1)	Talisker Resources reported an inaugural resource estimate at Bralorne including Indicated mineral resources of 117,000 tonnes at 8.9 g/t gold for 33,000 ounces and Inferred mineral resources of 8 million tonnes at 6.3 g/t gold for 1.63 million ounces (1.7% NSR royalty)
2)	Eagle Mountain Mining announced results from Oracle Ridge including 25.5% copper, 1,935 g/t silver and 15.2 g/t gold over 0.6 metres (3.0% NSR royalty)
3)	ArcWest Exploration announced an earn-in agreement with Freeport-McMoRan to advance the Todd Creek copper-gold project in BC’s Golden Triangle (1.5% - 2.0% NSR royalty)
4)	Oceana Gold reported that due to slower than expected drilling at Wharekirauponga in 2022, a NI 43 101 compliant PFS is now expected in H1 2024 (2.0% NSR royalty)
5)	Calibre Mining announced 23% increase in Pan Mine Mineral Reserves, net of depletion and 12% increase in Measured and Indicated mineral resource (4.0% NSR royalty)
6)	Roscan announced granting of Environmental Permit for Kandiole Gold Project (1.0% NSR royalty)
7)	Northwest Copper announced drill results from Lorraine including 45.85 metres of 0.49% copper and 0.29 g/t gold (2% NSR royalty)
8)	Brunswick Exploration announced option agreements with Osisko Development to acquire 90% interest in the PLEX and Anatacau projects targeting lithium pegmatite deposits in James Bay region of Quebec (3.0% NSR royalty)
9)	Commerce Resources Corp. announced twelve holes completed at the Ashram Rare Earth and Fluorspar Deposit as part of its 2022 drill program including 392.8 metres at 2.12% rare earth oxide (1.0% NSR royalty)

Q1 2023 RESULTS AND CONFERENCE CALL DETAILS

Osisko provides notice of first quarter 2023 results and webcast and conference call details.

Results Release:	Wednesday, May 10th, 2023 after market close
Conference Call:	Thursday, May 11th, 2023 at 10:00 am ET
Dial-in Numbers:	North American Toll-Free: 1 (888) 886 7786 Local and International: 1 (416) 764 8658 Conference ID: 02416869
Webcast link:	https://viavid.webcasts.com/starthere.jsp?ei=1608666&tp_key=f4d17ca2be
Replay (available until Sunday, June 11th at 10:00 am ET):	North American Toll-Free: 1 (877) 674 7070 Local and International: 1 (416) 764 8692 Playback Passcode: 416869#
Replay also available on our website at www.osiskogr.com

Notes:

The figures presented in this press release, including revenues and costs of sales, have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end procedures, the anticipated financial information presented in this press release is preliminary, subject to quarter-end adjustments, and may change materially.

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended March 31
	2023	2022

Gold(i)	$1,890	$1,877
Silver(ii)	$22.55	$24.01

Exchange rate (US$/Can$)(iii)	1.3525	1.2662

(i)	The London Bullion Market Association’s pm price in U.S. dollars.
(ii)	The London Bullion Market Association’s price in U.S. dollars.
(iii)	Bank of Canada daily rate.

GEOs related to the CSA streams are calculated as follows: a) silver ounces are converted to gold equivalent ounces by multiplying the average payable silver ounces produced annually by the LBMA Silver Price on December 22, 2022 and dividing by the LBMA Gold Price PM as of December 22, 2022 and b) copper tonnes are converted to gold equivalent ounces by multiplying the average payable copper tonnes produced annually by the LME Official Copper Settlement Price on December 22, 2022 and dividing by the LBMA Gold Price PM as of December 22, 2022. Assumes Buy-Down Option is not exercised.

(2) Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including cash margin in dollars and in percentage. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents cash margins as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage) represents the cash margin (in dollars) divided by revenues.

Three months ended March 31, 2023

Revenues	$59,587
Less: Cost of sales (excluding depletion)	($4,041)
Cash margin (in dollars)	$55,546
Cash margin (in percentage of revenues)	93.2%

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor
Vice President, Investor Relations
Tel: (514) 940-0670 #105
Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, may require Osisko to make or rely on certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, the general performance of the assets of Osisko, and the results of exploration, development and production activities as well as expansions projects relating to the properties in which Osisko holds a royalty, stream or other interest, that all conditions for the closing of the Silver Stream and Copper Stream, including the closing of the Acquisition Transaction by MAC, will be met in a timely manner.. Words such as “may”, “will”, “would”, “could”, “expect”, “suggest”, “appear”, “believe”, “plan”, “anticipate”, “intend”, “target”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to infectious disease outbreaks and the effectiveness of such responses. In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/85f9c761-c99b-4c35-b6eb-8f48e3a8c48a